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                                                                    Exhibit 99.2


                COOLBRANDS TO ADD FIVE INDEPENDENT DIRECTORS AND
                      NEW CORPORATE GOVERNANCE INITIATIVES


Toronto, Canada, November 30, 2004 - CoolBrands International Inc. (TSX:
COB.SV.A) today announced a number of corporate governance initiatives that will include an expansion of the Company's board of directors through the addition of five new independent directors.

David J. Stein, CoolBrands' President & Co-Chief Executive Officer said, "We are very pleased that Joe Binder, Irwin Simon, Bob Baker, Mark Stevens and Beth Bronner have agreed to stand for election as directors of CoolBrands. Each one is an outstanding and talented executive who brings distinct expertise - retail industry, financial and consumer marketing - to our Board and will significantly contribute to CoolBrands' future growth and success."

Mr. Stein added, "We want to ensure that CoolBrands is seen as a company that is fully supportive of the recent changes in corporate governance standards across North America. Following these initiatives, I believe that all of our shareholders will have confidence that their company is in full compliance with the standards established by Canadian and American securities regulators and stock exchanges."

Following the annual meeting, CoolBrands' newly-constituted board of directors will establish a committee of independent directors to conduct a full review of the Company's corporate governance practices and to make recommendations to the board of directors with respect to these practices.

"As CoolBrands moves forward, we are committed to establishing and maintaining higher standards of governance, accountability and transparency" Stein concluded.

At CoolBrands' next annual meeting of shareholders in February, 2005, the Company's management will propose to its shareholders a slate of 11 directors comprised of the Company's current six directors and five new directors. Each of the new nominees will be independent within the meaning of proposed National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators, as well as the independence standards established by various stock exchanges in the United States. The Company expects to mail proxy materials with respect to the annual meeting in mid-January, 2005.

Once elected at the annual meeting, the independent directors will form a majority of the CoolBrands Board. This will bring the CoolBrands' board of directors in-line with the best practice guidelines established by the Toronto Stock Exchange and proposed by the Canadian Securities Administrators in proposed National Policy 58-201





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Corporate Governance Guidelines.

The five independent directors to be proposed are:

     o Joseph Binder Mr. Binder is Treasurer, Executive Committee Member and Director of Key Food Cooperative and President of Penguin Supermarkets, Inc., a privately owned chain of supermarkets operating under the Key Food banner. He served for many years as the Vice Chairman of the New York State Food Merchants - Food Industry Alliance. Prior to joining Key Food in 1976, he served in a variety of positions in the supermarket industry. From 1957 to 1965, he was Vice President for Finance for Sloan's Supermarkets. From 1965 to 1976, he was Vice President for Finance and then President and Chief Executive Officer of Bohack Corporation, an affiliate of Gulf & Western Industries. Mr. Binder holds a Bachelor of Science degree in accounting from Brooklyn College and a Juris Doctorate degree from Brooklyn Law School.

     o Irwin D. Simon Mr. Simon is Chairman of the Board, President and Chief Executive Officer of The Hain Celestial Group, Inc. (NASD: HAIN). Mr. Simon founded The Hain Celestial Group in 1993. Today, The Hain Celestial Group is the world's leading natural and organic foods company with over $700 million in revenues. From 1990 to 1991, Mr. Simon served as Vice President, Sales and marketing for Slim-Fast Foods Company and was responsible for launching Slim-Fast's frozen food division. From 1984 to 1990, he held various marketing, sales and executive positions with The Haagen-Dazs Company. Mr. Simon holds a Bachelor of Commerce degree from St. Mary's University and also is a member of the board of directors for Jarden Corporation (NYSE: JAH) and Technology Flavors & Fragrances, Inc. (AMEX: TFF).

     o Robert E. Baker Mr. Baker is currently President of The Baker Group, a private marketing consulting firm. From 1999 until 2003, he was Vice President, Market Strategy at ConAgra Foods Retail Products Company. From 1997 to 1999, he was Vice President of Strategic Planning at Dean Foods Company and from 1994 to 1997, Vice President of Marketing/Strategy at Specialty Foods Corporation. From 1984 to 1989, he held a number of marketing positions with Kraft Foods Dairy Division including Vice President of Marketing. He currently serves as a Board member of the Milk Processors Education Program (MilkPEP) and Continental Custom Ingredients (CCI). He was previously a Board member of The National Cheese Institute and Calgene, Inc. Mr. Baker has a Bachelor of Science in Electrical Engineering from Tuskegee University and an MBA in Marketing from Columbia University and spent four years in the U.S. Air Force, attaining the rank of Captain.

     o Mark L. Stevens Mr. Stevens is the Chairman and Managing Director of Licensing International





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          LLC, a global strategic consultancy and licensing management firm founded by him in 1997. From 1985 to 1989, Mr. Stevens served as President of The Haagen-Dazs Company and Corporate Vice President of its then parent Diageo. Under Mr. Stevens' leadership, sales tripled, ice cream bars were launched and Haagen-Dazs converted approximately half of its business to company-owned distribution operations, effectively creating the DSD distribution system that CoolBrands acquired from Nestle in July 2003. In 1973, Mr. Stevens founded Sunkist Soft Drinks, Inc. as a new subsidiary of Harcourt General and under his leadership as President introduced Sunkist Orange Soda, which remains the number one orange soda in the U.S. Mr. Stevens holds a Bachelor of Arts degree from the University of Pennsylvania and an MBA from The Wharton School of Business.

     o Beth L. Bronner Ms. Bronner is Senior Vice President & Chief Marketing Officer of Jim Beam Brands Co., a division of Fortune Brands, Inc. (NYSE: FO). From 1985 to 1990, Ms. Bronner served in a variety of positions with The Haagen-Dazs Company including Senior Vice President of Business Development and Strategic Planning and President of The Haagen-Dazs Shoppes Company. From 1991 to 1992, she was Vice President of Marketing for Slim-Fast Foods Company. From 1992 to 1994, she was President of Revlon Professional Products in North America. From 1996 to 1998, Ms. Bronner was Senior Vice President of Citibank, where she headed marketing for Citibank's retail banking operations in the U.S. and Europe. From 1998 to 2000, she was President of the Health Division of Sunbeam, Inc. From 2000 to 2001, Ms. Bronner was President and Chief Operating Officer of ADVO, Inc. (NYSE: ADVO). Ms. Bonner holds a Bachelor of Arts degree from Vassar College and an MBA from the University of Chicago. She is currently a member of the board of directors of Assurant (NYSE: AIZ) and The Hain Celestial Group (NASD:
          HAIN).

Romeo DeGasperis, a current independent director, will be the sixth independent director. Joe Binder will be designated as the lead director following the annual meeting.

The six existing directors of CoolBrands will each vote the shares they own or control in favour of the slate of 11 directors to be proposed at the annual meeting.

Recent rules established by the Canadian Securities Administrators respecting the composition of audit committees will begin to apply to CoolBrands from the date of its upcoming annual meeting. These rules require that CoolBrands' audit committee consist of a minimum of three independent and financially literate directors. Following the meeting, the board of directors will reconstitute the Company's audit committee so that it will comply with these rules, as well as with the standards established by the Sarbanes-Oxley Act in the United States.





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About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such




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forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


Contacts:

U.S.
Jon Morgan/Jeremy Fielding
Kekst and Company
(212) 521 - 4800

Canada
Robin Sears
Navigator LTD
(416) 642 - 6437